UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 7, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 7, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                             Date: June 7, 2013
13-17-TR

Teck Announces Asset Exchange Agreement

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck") announced today an exchange of certain oil sands leases relating to Teck’s Frontier oil sands project.

Under the exchange, Teck transferred oil sands rights and other miscellaneous interests associated with Lease 14 to Shell Canada Energy (“Shell”) and Shell transferred to Teck the oil sands rights and other miscellaneous interests associated with Leases 309, 310, 351, 475, 476, 607, 608, 609 and the northeastern portion of Lease 352. The asset exchange significantly reduces the lease boundary interfaces between the Frontier project and Shell's Pierre River Mine project and is anticipated to benefit the economic recovery of oil sands for the parties' respective projects. The map included as Appendix A to this news release shows the locations of the exchanged leases. The leases Teck acquired in the exchange generally lie east of its Frontier project area and form a continuous series of leases with the Frontier leases. Although the resource estimate for the Frontier Project has not yet been updated, Teck expects that the asset exchange will have a net positive effect on project resources. In connection with the closing of the asset exchange, Teck and Shell have entered into a projects agreement with respect to their future activities on the Frontier and Pierre River projects, respectively.

The asset exchange and projects agreements are expected to resolve issues identified in Teck’s statement of objection regarding Shell’s Pierre River Mine regulatory application filed with the Alberta Energy Resources Conservation Board and Shell’s statement of concern regarding Teck’s Frontier project regulatory application filed with the regulators. Under the projects agreement, among other matters, each of Teck and Shell will work to minimize certain impacts of their respective projects on the other’s project and on the environment, while maximizing the economic recovery of oil sands along common boundaries and improving the respective projects' efficiency.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward-Looking Information Advisory

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "potential" and other similar words, or statements that certain events or conditions "may" or "will" occur.  The forward-looking information in this news release relates, but is not limited to, Teck’s expectation that the asset exchange will have a net positive effect on Frontier resources, and the expectation that the asset exchange and projects agreements are expected to substantially resolve the issues identified in Teck and Shell’s respective statements of concern.  The forward-looking information set out in this news release is based on certain expectations and assumptions regarding, among other things, further concerns being identified by Teck or Shell with respect to the regulatory applications and revisions thereto of the other.

Forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied in such forward-looking information. Such risks, uncertainties and factors include, among others, the risk that Teck’s preliminary assessment of resource impacts is inaccurate and the risk that the results of the asset exchange and projects agreement may not be achieved.  Additional risks relating to the business and operations of Teck are set out in Teck’s continuous disclosure documents filed under their respective profiles on SEDAR at www.sedar.com.

Teck undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law.  The reader is cautioned not to place undue reliance on forward-looking information.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel.: 604.699.4014
E-mail: greg.waller@teck.com

Media Contact:
Alana Duffy
Senior Communications Specialist
Tel.: 604.699.4547
alana.duffy@teck.com

Appendix A

Map of Leases

R12
R11
R10
R9
R8W4
T103
T102
T101
T100
T99
T98
T97
Transferred to Shell
Shell 100%
Transferred to Teck
Teck 100%
Lease 840
Lease 610
Lease 609
Lease 607
Lease 608
Lease 470
Lease 477
Lease 476
Lease 475
Lease 310
Lease 311
Lease 468
Lease 351
Lease 309
Lease 352
Lease 352
Lease 17
Lease 14
Lease 9

File: Grinder Land with Frontier.MAP Datum: NAD27 Projection: Stereographic Center: N57.68213 W111.62651 Created in AccuMap™, a product of IHS